February 3, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:  Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii), (iv) and (v) under the Investment Company Act of 1940 is an amended statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from December 31, 2020 to December 31, 2021.  This statement replaces Exhibit (iii) filed to Form 40-17G originally filed with the Securities and Exchange Commission on January 21, 2021 (Accession No. 0000940394-21-000061)

If you have any questions or comments concerning the enclosed, please contact the undersigned at

(202) 238-2205.

Sincerely,

/s/ Hope Brown

Hope Brown

Vice President

Schedule A

Calvert Management Series, a series fund consisting of:

•Calvert Flexible Bond Fund

•Calvert Floating-Rate Advantage Fund

•Calvert Responsible Municipal Income Fund

Calvert Social Investment Fund, a series fund consisting of:

•Calvert Balanced Fund

•Calvert Bond Fund

•Calvert Conservative Allocation Fund

•Calvert Equity Fund

•Calvert Growth Allocation Fund

•Calvert Moderate Allocation Fund

The Calvert Fund, a series fund consisting of:

•Calvert Short Duration Income Fund

•Calvert Income Fund

•Calvert High Yield Bond Fund

•Calvert Long-Term Income Fund

•Calvert Ultra-Short Duration Income Fund

Calvert World Values Fund, Inc., a series fund consisting of:

•Calvert Emerging Markets Advancement Fund

•Calvert Emerging Markets Equity Fund

•Calvert Mid-Cap Fund

•Calvert International Equity Fund

•Calvert International Opportunities Fund

Calvert Variable Products, Inc. a series fund consisting of:

•VP S&P 500 Index Portfolio

•VP S&P MidCap 400 Index Portfolio

•VP Nasdaq 100 Index Portfolio

•VP Russell 2000 Small Cap Index Portfolio

•VP EAFE International Index Portfolio

•VP Investment Grade Bond Index Portfolio

•Calvert VP Volatility Managed Moderate Portfolio

•Calvert VP Volatility Managed Moderate Growth Portfolio

•Calvert VP Volatility Managed Growth Portfolio

Calvert Responsible Index Series, Inc., a series fund consisting of:

•Calvert International Responsible Index Fund

•Calvert US Mid-Cap Core Responsible Index Fund

•Calvert US Large-Cap Core Responsible Index Fund

•Calvert US Large-Cap Growth Responsible Index Fund

•Calvert US Large-Cap Value Responsible Index Fund

Calvert Impact Fund, Inc., a series fund consisting of:

•Calvert Global Water Fund

•Calvert Small-Cap Fund

•Calvert Global Energy Solutions

•Calvert Green Bond Fund

Calvert Variable Series, Inc., a series fund consisting of:

•VP SRI Balanced Portfolio

•VP SRI Mid Cap Portfolio

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